Exhibit 1

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada

Tel: 306-956-6200 Fax: 306-956-6201

Cameco Extends Production Suspension at Cigar Lake Mine and Withdraws Outlook

Saskatoon, Saskatchewan, Canada, April 13, 2020    .    .    .    .    .    .    .    .    .     .    .    .    .

Cameco (TSX: CCO; NYSE: CCJ) announced today that it is extending the temporary production suspension at the Cigar Lake uranium mine in northern Saskatchewan as the effects of the global COVID-19 pandemic persist.

Cameco announced on March 23 that the Cigar Lake operation was being placed in safe care and maintenance mode for four weeks, during which we would assess the status of the situation and determine whether to restart the mine or extend the production suspension.

With the impact of COVID-19 continuing to escalate, we have determined that the Cigar Lake workforce will need to remain at its current reduced level for a longer duration. The precautions and restrictions put in place by the federal and provincial governments, the increasing significant concern among leaders in the remote isolated communities of northern Saskatchewan, and the challenges of maintaining the recommended physical distancing at fly-in/fly-out sites with a full workforce were critical factors Cameco considered in reaching this decision.

Cameco will therefore keep the facility in safe care and maintenance for an indeterminate period. We will monitor the situation on a continual basis to determine when a safe, sustainable restart is possible.

Cigar Lake ore is processed at Orano Canada Inc.’s McClean Lake mill, which is also presently in care and maintenance. Orano has also decided to extend the temporary production suspension at its McClean Lake mill.

“The global challenges posed by this pandemic are not abating – in fact, they are deepening,” Cameco’s president and CEO Tim Gitzel said. “We therefore need to stay vigilant and do everything we can to keep people and families safe. We are especially sensitive to the situation in the remote, isolated communities of northern Saskatchewan that are home to a sizeable portion of the workforce at Cigar Lake.”

The care and maintenance crews remaining at all four of Cameco’s mining and milling operations in northern Saskatchewan are in a safe working environment. Guidance and direction from public health authorities are being followed closely, and the smaller workforces that remain have proven to be much more conducive to achieving the recommended physical distancing and enhanced safety precautions.

The proactive decisions we have made to protect our employees and to help slow down the spread of the COVID-19 virus are necessary decisions and they are consistent with our values.

Given the rapidly developing COVID-19 pandemic and the number of moving pieces it creates, we are withdrawing our outlook for 2020. Although we will provide a further update on our business when we report our first quarter results before markets open on May 1, 2020, we do not expect to resume providing outlook information until we have a sufficient basis to assess the future implication for us.

“Despite the current uncertainties as a result of the COVID-19 pandemic, we expect our business to be resilient,” Gitzel said. “With many governments and communities declaring states of emergency in their jurisdictions, our utility customers’ nuclear power plants are part of the critical infrastructure needed to guarantee the availability of 24-hour electricity to run hospitals, care facilities and essential services. So our customers are going to need uranium. As a reliable, independent, commercial supplier, we will continue to work with them to help meet their delivery needs.

“However, the COVID-19 pandemic has disrupted global uranium production, adding to the supply curtailments that have occurred in the industry for many years. As such, we believe the risk to uranium supply is greater than the risk to uranium demand, creating a renewed focus on ensuring availability of long-term supply. Over time, we expect this renewed focus on security of supply will provide the market signals producers need, and will help offset any near-term costs we may incur as a result of the current disruptions to our business.”

Our balance sheet remains strong, and we believe we are well positioned to self-manage risk. Thanks to the disciplined execution of our strategy on all three fronts – operational, marketing and financial – we expect to have the financial capacity to manage the disruptions to our operations caused by the COVID-19 pandemic. At December 31, 2019 we had $1.2 billion in cash and $1 billion in long-term debt with maturities in 2022, 2024 and 2042. In addition, we have a $1 billion undrawn credit facility. We expect our cash balances and operating cash flows to meet our capital requirements during 2020, and therefore, we do not anticipate drawing on our credit facility.

The Cigar Lake operation is owned by Cameco (50.025%), Orano Canada Inc. (37.1%), Idemitsu Canada Resources Ltd. (7.875%) and TEPCO Resources Inc. (5.0%) and is operated by Cameco.

Profile

Cameco is one of the largest global providers of the uranium fuel needed to energize a clean-air world. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations. Utilities around the world rely on our nuclear fuel products to generate power in safe, reliable, carbon-free nuclear reactors. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan.

Caution Regarding Forward-Looking Information and Statements

This news release includes statements and information about our expectations for the future, which we refer to as forward-looking information. Forward-looking information is based on our current views, which can change significantly, and actual results and events may be significantly different from what we currently expect.

Examples of forward-looking information in this news release include the extension of the production suspension at the Cigar Lake mine for an indeterminate period; our statement that we will monitor the situation on a continual basis to determine when a safe, sustainable restart is possible; our expectations regarding the safety of our working environment at our Saskatchewan operations; our expectation that our business will be resilient despite the current uncertainties as a result of the COVID-19 pandemic; our expectation that nuclear plants will be part of the critical infrastructure needed to guarantee the availability of power, that our customers will continue to need uranium, and our intention to work with our customers to help meet their delivery needs; our views regarding uranium supply and demand, and our expectation that a renewed focus on security of supply will provide the market signals producers need and will help us offset any near-term costs we incur as a result of the current disruptions to our business; our intention to provide a further update on our business when we report our first quarter 2020 results, and our expectation to resume providing outlook information when we have a sufficient basis to do so; and our expectations regarding our ability to self-manage risk, including our financial capacity to manage the disruptions to our operations caused by COVID-19 without drawing on our credit facility.

Material risks that could lead to different results include: the risk that suspension at the Cigar Lake mine may continue for an extended period due to a number of factors, including the length of the period during which a safe, sustainable restart of the mine is not possible; the risk that we may face significant delays in restarting the mine once we determine to do so, or that there may be significant delays in restarting processing at the McClean Lake mill; risks of safety incidents and risks to the health of our care and maintenance crews at our Saskatchewan operations; the risk that our business may not be as resilient in recovering from the disruptions caused by the COVID-19 pandemic as we expect; the risk that demand for nuclear power and uranium will decrease; the risk that we will incur costs as a result of the current disruptions to our business that we are unable to offset in the future; the risk that we may be unable to provide a meaningful further update on our business when we report our first quarter 2020 results, or that we will be unable to resume providing outlook information for an extended period; the risk that we may be required to draw on our credit facility to manage disruptions to our business caused by COVID-19; and the risk that we may be unable to successfully manage the current uncertain environment resulting from COVID-19 and its related operational, marketing or financial risks successfully, including the risk of significant disruption to our workforce, required supplies or services, ability to transport uranium, or our delivery schedule.

In presenting this forward-looking information, we have made assumptions which may prove incorrect, including assumptions regarding the period of the suspension at the Cigar Lake mine and our ability to determine when a safe, sustainable restart is possible; assumptions regarding our ability to resume production at Cigar Lake and Orano’s ability to resume processing at their McClean Lake mill after the period of suspension; assumptions regarding the safety of our working environment at our Saskatchewan operations, the sufficiency of compliance with guidance and direction from public health authorities, and our ability to do so; the ability of our business to recover from the disruptions caused by COVID-19; assumptions regarding uranium supply and demand and the demand for nuclear power; assumptions regarding our ability to offset the costs of the current disruptions to our business in the future; our ability to provide a meaningful further update on our business when we report our first quarter 2020 results, and to resume providing outlook information in the future; our ability to manage disruptions to our business caused by COVID-19 without drawing on our credit facility; and our ability to successfully manage the current uncertain environment resulting from COVID-19 and its related operational, marketing or financial risks successfully.

Forward-looking information is designed to help you understand management’s current views of our near-term and longer-term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

Qualified Person

The above scientific and technical information relating to the Cigar Lake uranium mining operation was approved by Lloyd Rowson, general manager, Cigar Lake, Cameco.

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Investor inquiries:	Rachelle Girard	306-956-6403

Media inquiries:	Jeff Hryhoriw	306-385-5221